# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Here Group Limited, CIK 0001932770
CUSIP: 74767N107
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: RM 3008, 30/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-004271
Filed by CIK 0001727042

## Reporting persons
- KPartners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,170,342; shared voting power 0; sole dispositive power 23,170,342; shared dispositive power 0; aggregate amount beneficially owned 23,170,342 (14.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents ownership of (i) 3,200,490 Class A ordinary shares held in the form of 1,066,830 American Depositary Shares ("ADSs") and 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, (ii) 706,242 Class A ordinary shares held in the form of 235,414 ADSs and 2,475,000 Class A ordinary shares directly held by K2 Evergreen Partners Limited, and (iii) 1,117,911 Class A ordinary shares held in the form of 372,637 ADSs and 3,917,675 Class A ordinary shares directly held by K2 Family Partners Limited, as further disclosed in Item 4.
  
  Note to Row (11): The percentage is based upon 163,153,846 ordinary shares of Here Group Limited (the "Issuer") as a single class, being the sum of (i) 113,294,797 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 21, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer's annual report for the fiscal year ended June 30, 2025, filed with the United States Securities and Exchange Commission on Form 20-F on October 31, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Rui Zhang: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 23,170,342; shared voting power 0; sole dispositive power 23,170,342; shared dispositive power 0; aggregate amount beneficially owned 23,170,342 (14.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents ownership of (i) 3,200,490 Class A ordinary shares held in the form of 1,066,830 ADSs and 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, (ii) 706,242 Class A ordinary shares held in the form of 235,414 ADSs and 2,475,000 Class A ordinary shares directly held by K2 Evergreen Partners Limited, and (iii) 1,117,911 Class A ordinary shares held in the form of 372,637 ADSs and 3,917,675 Class A ordinary shares directly held by K2 Family Partners Limited, as further disclosed in Item 4.
  
  Note to Row (11): The percentage is based upon 163,153,846 ordinary shares of the Issuer as a single class, being the sum of (i) 113,294,797 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 21, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer's annual report for the fiscal year ended June 30, 2025, filed with the United States Securities and Exchange Commission on Form 20-F on October 31, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- K2 Partners III GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,953,514; shared voting power 0; sole dispositive power 14,953,514; shared dispositive power 0; aggregate amount beneficially owned 14,953,514 (9.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents ownership of (i) 3,200,490 Class A ordinary shares held in the form of 1,066,830 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.
  
  Note to Row (11): The percentage is based upon 163,153,846 ordinary shares of the Issuer as a single class, being the sum of (i) 113,294,797 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 21, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer's annual report for the fiscal year ended June 30, 2025, filed with the United States Securities and Exchange Commission on Form 20-F on October 31, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- K2 Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,953,514; shared voting power 0; sole dispositive power 14,953,514; shared dispositive power 0; aggregate amount beneficially owned 14,953,514 (9.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents ownership of (i) 3,200,490 Class A ordinary shares held in the form of 1,066,830 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.
  
  Note to Row (11): The percentage is based upon 163,153,846 ordinary shares of the Issuer as a single class, being the sum of (i) 113,294,797 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 21, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer's annual report for the fiscal year ended June 30, 2025, filed with the United States Securities and Exchange Commission on Form 20-F on October 31, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- K2 Partners III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,953,514; shared voting power 0; sole dispositive power 14,953,514; shared dispositive power 0; aggregate amount beneficially owned 14,953,514 (9.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents ownership of (i) 3,200,490 Class A ordinary shares held in the form of 1,066,830 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.
  
  Note to Row (11): The percentage is based upon 163,153,846 ordinary shares of the Issuer as a single class, being the sum of (i) 113,294,797 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 21, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer's annual report for the fiscal year ended June 30, 2025, filed with the United States Securities and Exchange Commission on Form 20-F on October 31, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- K2 Partners III Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 14,953,514; shared voting power 0; sole dispositive power 14,953,514; shared dispositive power 0; aggregate amount beneficially owned 14,953,514 (9.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents ownership of (i) 3,200,490 Class A ordinary shares held in the form of 1,066,830 ADSs, and (ii) 11,753,024 Class A ordinary shares directly held by K2 Partners III Limited, as further disclosed in Item 4.
  
  Note to Row (11): The percentage is based upon 163,153,846 ordinary shares of the Issuer as a single class, being the sum of (i) 113,294,797 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 21, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer's annual report for the fiscal year ended June 30, 2025, filed with the United States Securities and Exchange Commission on Form 20-F on October 31, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Here Group Limited
Address of issuer's principal executive offices: RM 3008, 30/F, Two Exchange Square, 8 Connaught Place, Central, K3, 999077.

## Item 2. Person Filing
Name of person filing:
KPartners Limited,
Rui Zhang,
K2 Partners III GP, LLC,
K2 Partners III GP, L.P.,
K2 Partners III L.P., and
K2 Partners III Limited
(collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address for KPartners Limited, K2 Partners III GP, LLC, K2 Partners III GP, L.P. and K2 Partners III L.P. is Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. The address for K2 Partners III Limited is Room C, 20/F., Lucky Plaza, 315-321 Lockhart Road, Wanchai, Hong Kong.
Citizenship:
Rui Zhang: A Singapore Citizen
KPartners Limited: Cayman Islands limited company
K2 Partners III GP, LLC: Cayman Islands limited company
K2 Partners III GP, L.P.: Cayman Islands exempted limited partnership
K2 Partners III L.P.: Cayman Islands exempted limited partnership
K2 Partners III Limited: Hong Kong limited company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 74767N107 has been assigned to the ADSs of the Issuer. Each ADS represents three Class A ordinary shares.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, dated as of January 17, 2024 (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on January 17, 2024)

## Signatures
- KPartners Limited: /s/ Rui Zhang, Rui Zhang/Director (08/11/2026)
- Rui Zhang: /s/ Rui Zhang, Rui Zhang (08/11/2026)
- K2 Partners III GP, LLC: /s/ Rui Zhang, Rui Zhang/Director (08/11/2026)
- K2 Partners III GP, L.P.: /s/ Rui Zhang, Rui Zhang/Director of K2 Partners III GP, LLC, the General Partner (08/11/2026)
- K2 Partners III L.P.: /s/ Rui Zhang, Rui Zhang/Director of K2 Partners III GP, LLC, the general partner of K2 Partners III GP, L.P., the General Partner (08/11/2026)
- K2 Partners III Limited: /s/ Rui Zhang, Rui Zhang/Director (08/11/2026)